Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 19, 2016. Common/Preferred shareholders voted as indicated below:

PIMCO California Municipal Income Fund                              Withheld
                                                     Affirmative   Authority
Re-election of Deborah A. DeCotis-Class II to
serve until the annual meeting for held during
the 2019 fiscal year                                  17,414,464 315,553
Re-election of James A. Jacobson*-Class II to
serve until the annual Meeting held during
the 2019 fiscal year                                    4,496       191

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K. Gallagher, William B. Ogden, IV, Alan Rappaport, John C. Maney and Craig A. Dawson continued to serve as Trustees of the Fund.

*Preferred Share Trustee